DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 11, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	83 Investment Group Income Fund, File Nos 333-281984 and 811-24001

Ladies and Gentlemen:

On behalf of 83 Investment Group Income Fund (the “Trust”), we hereby electronically file, pre-effective amendment 2 to its Registration Statement on Form N-2 (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on pre-effective amendment 1 to its Registration Statement on Form N-2 filed on November 13, 2024 and other minor and conforming changes.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP